Exhibit 99.1

WHY MANAGED FUTURES?

Some investors who are unfamiliar with managed futures are nervous about the volatility of the asset class. What they don’t know is that they may be missing an opportunity to reduce the overall risk of loss and increase the overall return in their portfolio.

In his 1983 landmark study “The Potential Role of Managed Commodity-Financial Futures Accounts (and/or Funds) in Portfolios of Stocks and Bonds”, Professor John Lintner of Harvard University examined the role of managed futures in an investment portfolio. He found that the returns of managed futures showed a low (sometimes negative) correlation to the returns of stock & bond portfolios. Dr. Lintner wrote “the combined portfolios of stocks (or stocks and bonds) after including judicious investments in leveraged managed futures accounts show substantially less risk at every possible level of expected return than portfolios of stocks (or stocks and bonds) alone.” His study was the beginning of an extensive bank of academic research that concludes adding managed futures to a traditional portfolio improves overall diversification of investments.

Managed Futures, as an asset class, has several beneficial characteristics that are often unavailable in other types of alternative investments. These include: liquidity, non-directionality, non-correlation, cash efficiency, transparency, and diversification. Each is explained in greater detail below:

❖	Liquidity	Futures markets are plentiful, deep, and active. There are numerous markets with a high number of transactions on a daily basis.

❖	Non-Directionality	Futures markets provide the opportunity to profit from any moves in the market regardless of direction.

❖	Non-Correlation	Returns from futures trading are independent of traditional market returns.

❖	Cash Efficiency	The investor can achieve leveraged exposure without borrowing.

❖	Transparency	Futures prices are readily available on an intraday basis to all investors. This provides for accurate and timely portfolio valuations.

❖	Diversification
Futures markets are numerous and liquid. The major futures categories are currency, interest rate, equity, metal, energy, and agriculture. The various contracts offered under each category provide the portfolio manager with the ability to diversify holdings within the managed futures fund.

Many managed futures programs use disciplined, trend-following trading strategies which are designed to capture a majority of the price movement in long and intermediate-term trends while systematically using stop-loss orders to attempt to exit losing trades before major losses occur. Managed futures funds have risk of loss. Past performance is not necessarily indicative of future results.

Managed futures, as has been shown by Dr. Lintner’s study and numerous subsequent research studies, have shown over time to lower the overall risk of loss and increase overall returns when used properly as a non-correlated part of an equity portfolio.